Exhibit 99.1

Syneron Reports Fourth Quarter and Full Year 2009 Results

Closed Acquisition of Candela Corporation in January 2010

YOKNEAM, ISRAEL--(Marketwire - February 11, 2010) - Syneron Medical Ltd. (NASDAQ: ELOS)

Syneron: Fourth Quarter 2009 Highlights:
-- Revenue of $14.4 million, up 1.6% from the fourth quarter 2008
-- Gross margin of 70.6%, up from 54.7% in the fourth quarter 2008 and 67.0% in the third quarter 2009
-- Achieved break-even cash flow from operating activities
-- Year-over-year average days sales outstanding reduced by 154 days to 97 days as of December 31, 2009

Candela: Fiscal Second Quarter 2010 Highlights:
-- Revenue of $32.3 million, up 12.2% from 2009
-- Gross margin of 40.4% up from 35.3% in 2009
-- Achieved break-even from operating activities excluding transaction expenses and stock based compensation expenses

Syneron Medical Ltd. (NASDAQ: ELOS), the leading global aesthetic device company, today announced financial results for the fourth quarter and full year ended December 31, 2009. The fourth quarter 2009 financial results are for Syneron Medical solely. The combined financial results with Candela Corporation which was acquired on January 5, 2010 are included in the pro-forma financial results section of the press release assuming the merger with Candela Corporation had occurred on October 1, 2009.

Syneron Fourth Quarter 2009 Financial Results

Revenue for the fourth quarter 2009 was $14.4 million, up 1.6% compared to $14.2 million in the fourth quarter 2008 and $14.3 million in the third quarter 2009.

Gross margin for the fourth quarter 2009 was 70.6 % compared to 54.7% in the same period last year and 67.0% in the third quarter 2009. Gross margin increased for the fourth consecutive quarter, driven by stable selling prices and increased sales from the Company's new higher margin consumable products.

Operating expenses for the fourth quarter 2009 were $15.6 million, down 33.6% from $23.4 million during the fourth quarter of 2008. The year-over-year decrease primarily reflected a planned reduction in general and administrative and sales and marketing expenses. The Company continues to invest in research and development in order to drive new product innovation that supports its customers. Research and development expense was $4.3 million for the fourth quarter of 2009, up from $3.2 million in the fourth quarter 2008. The increase reflected the acquisition and consolidation of financial results for Primaeva, RBT and Fluorinex and the development of an innovative RF aesthetic device for skin tightening.

GAAP net loss for the fourth quarter 2009 was $4.3 million, or $0.16 per basic and diluted share, compared to a net loss of $15.9 million, or $0.58 per basic and diluted share, in the fourth quarter of 2008. The fourth quarter 2009 net loss includes $0.8 million in stock based compensation and a $0.7 million expense related to the merger with Candela Corporation, completed on January 5, 2010. Merger-related expenses are included in the GAAP results in accordance with ASC 805 (originally issued as SFAS 141®) "Business Combinations" which is effective for business combinations occurring after January 1, 2009.

On a non-GAAP basis, excluding stock-based compensation, net loss for the fourth quarter 2009 was $3.5 million, or $0.13 per basic and diluted share, compared to a net loss of $13.7 million, or $0.50 per basic and diluted share, during the fourth quarter 2008.

Cash and cash equivalents, including short-term and long-term bank deposits, were $206.4 million at December 31, 2009. The Company achieved break-even cash flow from operating activities for the fourth quarter of 2009. Trade receivables as of December 31, 2009 were $13.8 million, a decrease of 57.8% compared to $32.6 million as of December 31, 2008. During the fourth quarter 2009, inventories decreased for the fourth consecutive quarter to $8.6 million, representing a 32.1% decrease from the fourth quarter 2008. On December 31, 2009, average days sales outstanding (calculated on a quarterly basis) were 97 compared to 251 in the fourth quarter of 2008 and 115 in the third quarter 2009. Equity at the end of fourth quarter 2009 was $227.3 million.

Lou Scafuri, Chief Executive Officer of Syneron, commented, "Fourth quarter 2009 results from both Syneron and Candela demonstrate our ability to achieve revenue growth in what has been a challenging global economic environment. With two strong franchises, a global distribution and a complementary customer base, we are in excellent position to benefit from an improvement in the aesthetic space and overall economic environment."

Mr. Scafuri continued, "We are particularly pleased with the high demand for Syneron's eMatrix™ product, featuring Sublative Rejuvenation. Fourth quarter 2009 revenues do not fully reflect the sales potential for eMatrix™ as demand for the tip outpaced our manufacturing capacity. We have now reached full capacity in supplying systems featuring the new Sublative rejuvenation tips as momentum in demand and product awareness continue to build. The robust improvement in gross margins and positive cash flow from operations reflects our successful corporate restructuring and cost control initiatives. In addition, our balance sheet continues to strengthen with lower inventory and our fourth consecutive quarter of significant reductions in average days of sales outstanding."

Syneron Fourth Quarter 2009 Pro Forma Financial Results

For the combined companies, the following financials assume the merger with Candela Corporation had occurred on October 1, 2009.

Pro forma revenue for the fourth quarter 2009 was $46.7 million and gross margin was 48.5%.

Pro-forma operating expenses were $31.5 million in the fourth quarter 2009.

Pro forma net loss for the fourth quarter 2009 was $7.7 million, or $0.22 per basic and diluted share on a GAAP basis, and $4.6 million, or $0.13 per basic and diluted share, on a non-GAAP basis excluding stock based compensation expenses and $1.8 million in non-recurring transaction expenses related to the merger with Candela.

Mr. Scafuri concluded, "The acquisition of Candela represents a major aggressive step to advantageously position Syneron in an industry of change. We enter 2010 as the global aesthetic device market leader in terms of size, breadth and depth of offering, with a balanced revenue mix across market segments and geographies and significant recurring revenues. We will continue to prioritize customer support and product innovation that brings the most attractive and comprehensive product portfolio to all of our customers. With the largest and most comprehensive worldwide distribution and sales network, best in class products and solid financial profile, we believe there is tremendous opportunity to drive growth and clear market leadership over the next several years."

Conference call

Syneron management will host its fourth quarter and full year 2009 earnings conference call today at 8:30am ET. Syneron will be broadcasting live via the Investor Relations section of its website, www.syneron.com. To access the call, enter the Syneron website, then click on the Investors Relations Overview and select "Q4 2009 Results Conference Call." Participants are encouraged to log on at least 15 minutes prior to the conference call in order to download the applicable audio software. The call can be heard live or with an on-line replay which will follow. Those interested in participating in the call and the question and answer session should dial 888-300-2335 in the U.S., and 719-325-2109 from overseas. The conference passcode is: 8041636

Use of Non-GAAP Measures

This press release provides financial measures for net loss, net loss per basic and diluted share, which exclude an expense charge related to stock-based compensation and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our operational results and enhances management's and investors' ability to evaluate the Company's net loss and net loss per basic and diluted share. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and, therefore, felt it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

About Syneron Medical Ltd.

Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The company markets and services and supports its products in 86 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide. Additional information can be found at www.syneron.com.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Further, any statements that are not statements of historical fact (including statements containing "believes," "anticipates," "plans," "expects," "may," "will," "would," "intends," "estimates" and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risk that the businesses of Syneron and Candela may not be integrated successfully; the risk that the merger transaction with Candela may involve unexpected costs or unexpected liabilities; the risk that synergies from the merger transaction may not be fully realized or may take longer to realize than expected; the risk that disruptions from the merger transaction make it more difficult to maintain relationships with customers, employees, or suppliers; as well as the risks set forth in Syneron Medical Ltd.'s most recent Registration Statement on Form F-4, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.'s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document. Syneron Medical Ltd. anticipates that subsequent events and developments will cause its expectations and beliefs to change. However, while Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so. The forward-looking statements of Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken. These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.'s views as of any date after the date of this document.

Syneron, the Syneron logo, eMatrix and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. The elos (Electro-Optical Synergy) technology is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

Syneron Medical Ltd.
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands, except per share data

	Three Months ended		Twelve Months ended
	December 31,		December 31,
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(audited)
Revenues	14,403	14,174	54,726	114,979
Cost of Revenues	4,239	6,418	18,903	29,670
Gross Profit	10,164	7,756	35,823	85,309

Operating expenses:
Research and development	4,271	3,150	13,220	13,783
Selling and marketing	7,869	12,516	34,156	54,064
General and administrative	3,419	7,782	16,478	17,706
Legal settelement, net of legal cost	-	-	(3,975)	-
Total operating expenses	15,559	23,448	59,879	85,553

Operating Loss	(5,395)	(15,692)	(24,056)	(244)
Financial Income, net	436	636	2,097	3,862
Other Income	562	-	562	-
Income (Loss) before taxes on income	(4,397)	(15,056)	(21,397)	3,618
Taxes on income	785	816	3,240	(2,009)
Income (Loss) before non controlling interest	(5,182)	(15,872)	(24,637)	5,627
Net loss attributable to non controlling interest	837	-	1,050	-
Net (Loss) income attributable to Syneron shareholders	(4,345)	(15,872)	(23,587)	5,627

Basic net (Loss) Income per share	(0.16)	(0.58)	(0.86)	0.21
Diluted net (Loss) Income per share	(0.16)	(0.58)	(0.86)	0.20

Weighted average number
of shares used in per share
calculation (in thousands):
Basic	27,591	27,460	27,526	27,410
Diluted	27,591	27,460	27,526	27,521

Syneron Medical Ltd.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2009	2008
	(unaudited)	(audited)
CURRENT ASSETS
Cash and cash equivalents (*)	24,372	72,366
Short term bank deposit (*)	1,000	-
Available-for-sale marketable securities (*)	165,919	117,342
Trade receivables, net	13,758	32,637
Other accounts receivables and prepaid expenses	2,753	4,249
Inventories	8,592	12,660
Total Current Assets	216,394	239,254

LONG-TERM ASSETS
Severance pay fund	246	107
Long-term deposits and others (*)	221	180
Long-term available-for-sale marketable securities (*)	14,839	27,214
Investments in affiliated companies	1,050	4,225
Property and equipment, net	2,885	3,656
Goodwill and Intangible assets, net	34,632	6,650
Total Long-Term Assets	53,873	42,032

Total Assets	270,267	281,286

CURRENT LIABILITIES
Trade Payables	3,735	8,675
Other accounts payable and accrued expenses	37,484	25,587
Total Current Liabilities	41,219	34,262

LONG-TERM LIABILITIES
Deferred Revenues	902	3,140
Warranty Accruals	558	1,117
Accrued severance pay	330	171
Total Long-Term Liabilities	1,790	4,428

EQUITY	227,258	242,596
Total Liabilities and Equity	270,267	281,286

(*) Total Cash and Liquid Investments	206,351	217,102

Syneron Medical Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three Months ended		Twelve Months ended
	December 31,		December 31,
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(audited)
CASH FLOWS FROM OPERATING
ACTIVITIES
Net (loss) income before non controlling interest	(5,182)	(15,872)	(24,637)	5,627
Adjustments to reconcile net (loss) income to net cash provided by
(used in) operating activities:
Depreciation and amortization	418	887	1,927	2,137
Deferred taxes, net	184	-	1,550	(1,812)
Increase (decrease) in accrued severance pay, net	(22)	2	(9)	41
Decrease in trade receivables	3,001	12,132	18,879	8,104
Decrease (increase) in other accounts receivables and prepaid expenses	(767)	(1,611)	64	2,048
Decrease (increase) in inventories	1,159	(1,032)	4,320	(3,691)
Increase (decrease) in trade payables	121	1,920	(5,039)	941
Increase (decrease) in other account payables and accrued expenses	1,009	665	167	(552)
Impairments of available-for-sale marketable securities	(47)	760	126	1,553
Realized loss, changes in accrued interest and amortization of premium on marketable securities	266	(57)	1,617	(192)
Gain on revaluation of investments in affiliated companies	(562)	-	(562)	-
Equity based compensation	837	2,192	4,264	7,592
Decrease in deferred revenues and warranty accruals	(451)	(885)	(3,612)	(1,379)

Net cash provided by (used in) operating activities	(36)	(899)	(945)	20,417

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of short-term deposit	-	-	(1,000)	-
Purchase of available-for-sale marketable securities	(45,059)	(2,664)	(294,345)	(183,103)
Proceeds from sale and redemption of available-for-sale marketable securities	45,169	56,132	256,735	196,988
Payments for investments in Affiliated Companies	-	(350)	(750)	(1,653)
Net cash paid in conjunction with acquisition of a subsidiary	(7,235)	(500)	(7,276)	(500)
Acquisition of minority shares in a subsidiary	(13)	(516)	(453)	(775)
Investment in long-term deposits and others	-	-	(22)	950
Purchase of property and equipment	(91)	(417)	(487)	(1,247)

Net cash provided by (used in) investing activities	(7,229)	51,685	(47,598)	10,660

CASH FLOWS FROM FINANCING ACTIVITIES

Repurchase of ordinary shares from shareholders at cost	-	-	-	(1,927)
Reimbursement of share issuance expenses	-	588	-	588
Issuance of shares as a result of exercise of options and RSU's	355	-	549	4

Net cash provided by (used in) financing activities	355	588	549	(1,335)

Increase (decrease) in cash and cash equivalents	(6,910)	51,374	(47,994)	29,742
Cash and cash equivalents at the beginning of the period	31,282	20,992	72,366	42,624

Cash and cash equivalents at the end of the period	24,372	72,366	24,372	72,366

Syneron Medical Ltd.
Reconciliation Between GAAP To Non-GAAP Consolidated Statement Of Income
U.S. dollars in thousands, except per share data

	Three Months ended		Twelve Months ended
	December 31,		December 31,
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating Loss (GAAP)	(5,395)	(15,692)	(24,056)	(244)
Non-GAAP adjustment:
Stock based compensation	837	2,192	4,264	7,592
Non-GAAP operating (Loss) Income	(4,558)	(13,500)	(19,792)	7,348

Net (Loss) Income (GAAP)
attributable to Syneron shareholders	(4,345)	(15,872)	(23,587)	5,627
Non-GAAP adjustment:
Stock based compensation	837	2,192	4,264	7,592
Non-GAAP Net (Loss) Income
attributable to Syneron shareholders	(3,508)	(13,680)	(19,323)	13,219

Non-GAAP net (Loss) Income per share :
Basic net (Loss) Income per share	(0.13)	(0.50)	(0.70)	0.48
Diluted net (Loss) Income per share	(0.13)	(0.50)	(0.70)	0.48

Weighted average number
of shares used in per share
calculation (in thousands):
Basic	27,591	27,460	27,526	27,410
Diluted	27,591	27,460	27,526	27,521

Syneron Medical Ltd.
PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands, except per share data

	Three Months ended December 31, 2009
	(unaudited)
	Syneron Medical	Candela	Pro Forma Adjustments	Pro Forma Combined
Revenues	14,403	32,272		46,675
Cost of Revenues	4,239	19,227	575	24,041
Gross Profit	10,164	13,045	(575)	22,634

Operating expenses:
Research and development	4,271	2,547		6,818
Selling and marketing	7,869	8,245	976	17,090
General and administrative	3,419	4,027	118	7,564
Total operating expenses	15,559	14,819	1,094	31,472

Operating Loss	(5,395)	(1,774)	(1,669)	(8,838)
Financial Income, net	436	33	-	469
Other Income, net	562	534	-	1,096
Loss before taxes on income	(4,397)	(1,207)	(1,669)	(7,273)
Taxes on income	785	(1,118)	1,602	1,269
Net Loss from continuing operations	(5,182)	(89)	(3,271)	(8,542)
Net loss attributable to non controlling interest	837	-	-	837
Net Loss attributable to Syneron
and Candela shareholders	(4,345)	(89)	(3,271)	(7,705)

Basic net Loss per share	(0.16)	-		(0.22)
Diluted net Loss per share	(0.16)	-		(0.22)
Weighted average number
of shares used in per share
calculation (in thousands):
Basic	27,591	22,757		34,267
Diluted	27,591	22,757		34,267

Syneron Medical Ltd.
PRO FORMA CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31, 2009
	(unaudited)
	Syneron Medical	Candela	Pro Forma Adjustments	Pro Forma Combined
CURRENT ASSETS
Cash and cash equivalents (*)	24,372	25,787	-	50,159
Short term bank deposit (*)	1,000	-	-	1,000
Available-for-sale marketable securities (*)	165,919	653	-	166,572
Trade receivables, net	13,758	34,322	-	48,080
Other accounts receivables and prepaid expenses	2,753	553	(600)	2,706
Inventories	8,592	25,400	1,324	35,316
Other current assets	-	7,053	2,270	9,323
Total Current Assets	216,394	93,768	2,994	313,156

LONG-TERM ASSETS
Severance pay fund	246	-	-	246
Long-term deposits and others (*)	221	-	-	221
Long-term available-for-sale marketable securities (*)	14,839	-	-	14,839
Deferred tax assets	-	23,466	-	23,466
Investment in affiliated company	1,050	-	-	1,050
Property and equipment, net	2,885	3,116	-	6,001
Goodwill and Intangible assets, net	34,632	172	23,822	58,626
Other assets	-	1,342	-	1,342
Total Long-Term Assets	53,873	28,096	23,822	105,791

Total Assets	270,267	121,864	26,816	418,947

CURRENT LIABILITIES
Trade Payables	3,735	9,851	-	13,586
Other accounts payable and accrued expenses	37,484	30,809	6,204	74,497
Deferred gain	-	-	13,553	13,553
Current liabilities of discontinued operations	-	451	-	451
Total Current Liabilities	41,219	41,111	19,757	102,087

LONG-TERM LIABILITIES
Deferred Revenues	902	4,640	-	5,542
Warranty Accruals	558	382	-	940
Accrued severance pay	330	-	-	330
Deferred tax liability	-	-	9,529	9,529
Total Long-Term Liabilities	1,790	5,022	9,529	16,341

EQUITY
Ordinary shares	65	262	(244)	83
Additional paid-in capital	102,937	77,075	(3,832)	176,180
Treasury shares	(9,587)	(24,855)	24,855	(9,587)
Accumulated other comprehensive income (loss)	(9)	3,659	(3,659)	(9)
Retained earnings	130,751	19,590	(19,590)	130,751
Total Shareholders' Equity	224,157	75,731	(2,470)	297,418

Noncontrolling interest	3,101	-	-	3,101
Total equity	227,258	75,731	(2,470)	300,519
Total Liabilities and Equity	270,267	121,864	26,816	418,947

(*) Total Cash and Liquid Investments	206,351	26,440		232,791

Syneron Contacts:

Fabian Tenenbaum
Chief Financial Officer
+ 972 73 244 2283
Email: fabiant@syneron.com

Nick Laudico/R.J. Pellegrino
The Ruth Group
646-536-7030/7009
Email: nlaudico@theruthgroup.com / rpellegrino@theruthgroup.com